Notice of Exempt Solicitation - Caterpillar Inc. (CAT) - Shareholder Alert
Voluntary submission by James McRitchie on behalf of Myra K. Young

Shareholder since 2012

Please vote FOR Proposal #5 by 7, 2022

Subject: Trojan Horse Written Consent vs Real Written Consent

Subject: Please Support the Shareholder Proposal Requesting Enhanced Disclosure of Lobbying Information

To Caterpillar Inc. Shareholders:

Proponent Myra K. Young urges shareholders to vote FOR Item 5 at the Caterpillar Inc. ("CAT") stockholder meeting on June 8, 2022.

The proposal asks Caterpillar to prepare an annual report on the governance, management oversight, policies, and expenditures related to federal and state lobbying.

Resolved, stockholders request the preparation of a report, updated annually, disclosing:

1.     Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.     Payments by Caterpillar used for (a) director indirect lobbying or (b) grassroots lobbying communications, in each case, including the amount of the payment and the recipient.

3.     Caterpillar's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.     Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation, and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Caterpillar is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include local, state, and federal efforts.

The report shall be presented to the Public Policy and Governance Committee and posted on Caterpillar's website.

Transparency and accountability in corporate spending to influence public policy are in the best interests of Caterpillar shareholders. In the absence of a clear system ensuring accountability, corporate assets could be used for the promotion of public policy objectives that may pose reputational and misalignment risks to the detriment of shareholder value.

A similar resolution was filed at Caterpillar in 2020 by Fonds de solidarité FTQ and won 33.5% of the vote. There has been increasing investor support for shareholder proposals requesting lobbying disclosure, citing, among other risks, the reputational risk of a company if its trade associations are lobbying on issues that are misaligned with the company’s values or public positions.

Summary Analysis (each item is addressed in more detail below)

1.	Caterpillar expends a significant amount of money on lobbying, over $42 million on federal lobbying alone from 2010 to 2020.
2.	Shareholders are paying increasing attention to corporate lobbying. For example, lobbying-related resolutions have recently received majority votes at Exxon, Norfolk Southern, Netflix, and Geo Group, with a 62% majority at FedEx last year.
3.	Some of Caterpillar’s peers (in terms of size) provide lobbying disclosure consistent with that requested in this proposal.
4.	The lack of transparency and clear accountability around corporate lobbying poses risks to the corporation and its investors, including risk of significant reputational damage and a misalignment of lobbying activities with the Company's strategy and principles. Misalignment could result in the Company essentially spending on lobbying against its own publicly stated interests.

1. Caterpillar’s spending on lobbying is significant

Federal lobbying

•	Caterpillar’s overall approach to “political engagement” is found on this web page.[1]
•	Caterpillar spent $42,850,000 from 2010 – 2020 on federal lobbying. A portion of this spending is listed in U.S. Senate Office of Public Records website[2] and/or the .U.S. House of Representatives Office of the Clerk website.
•	Caterpillar’s Government Affairs website[3] proclaims support for the bipartisan infrastructure bill (a position we commend), but the climate and energy web page does not explain how or whether the company is lobbying for other legislation related to climate change. Instead, this page draws attention to Caterpillar’s emissions reductions efforts.
•	Caterpillar is a member of several major trade associations who have consistently opposed climate policy in the US. This is of particular concern as these organizations, including the U.S. Chamber of Commerce, the Business Roundtable, and the National Association of Manufacturers have launched campaigns to block the 2022 reconciliation package, which many argue is necessary for the U.S. to meet its climate goals.[4]

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1 https://www.caterpillar.com/en/company/governance/political-engagement.html

2 https://lda.senate.gov/system/public/

3 https://gov.cat.com/?_ga=2.218806801.963998167.1651520451-897893890.1651003292

4 https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/

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State lobbying

Caterpillar also lobbies on the state level, but disclosure for state lobbying is uneven or absent.

•	For example, Caterpillar’s “aggressive lobbying” against right-to-repair laws in states such New York has been drawing attention.[5]

International lobbying

•	Caterpillar also lobbies abroad, reportedly spending between spending between €100,000–199,000 on lobbying in Europe for 2020. For example, the Company is a member of BusinessEurope, which largely lobbies against EU climate policy.[6]
•	Caterpillar has disclosed engagement on a broad range of policies in Europe but has not disclosed the nature of the engagement or their positions on many important policies.[7]

2. Investor support for lobbying transparency

Due to the reputational risk and potential damage to shareholder value from inadequate lobbying disclosure, there is growing investor support worldwide for lobbying transparency from their portfolio companies.

•	In the fall of 2019, 200 institutional investors with a combined $6.5 trillion in assets under management released a report titled "Investor Expectations on Climate Lobbying," which demanded that companies disclose their "direct and indirect lobbying on climate change policies" as well as their "membership in, or support for, third-party organizations that engage on climate change issues."[8]
•	The International Corporate Governance Network (ICGN), which represents over $18 trillion in assets, advocates for both lobbying disclosure and political spending disclosure as best practices, including the disclosure of any payments above $10,000.[9]
•	Support for stockholder proposals on corporate political involvement (political spending, lobbying in general, and climate-related lobbying) hit new highs last year, achieving an average vote of 43% in 2021 compared to 36% in 2020,[10] with 14 majority votes in 2021.[11] This is unprecedented, and it reflects growing investor concerns about the risks of corporate lobbying and political spending.
•	In 2022, 46 shareholder resolutions were filed requesting increased lobbying disclosure, with 24 of them withdrawn when proponents and corporations reached an agreement, as of May 2nd.[12]

3. Other companies provide more robust disclosure of lobbying expenditures on important public policy issues

Best practices for corporate lobbying disclosure are evolving, both in terms of spending transparency and consistency of public policy positions.

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5 https://gizmodo.com/the-biden-administration-is-ready-to-go-to-war-over-ri-1847240802

6 https://lobbymap.org/influencer/Business-Europe/projectlink/Business-Europe-In-Climate-Change

7 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=03717581957-02

8 https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

9 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

10 https://www.conference-board.org/blog/environmental-social-governance/Record-Support-Political-Activity-SHPs

11 https://www.asyousow.org/press-releases/2021/6/24/record-breaking-year-for-environmental-social-and-sustainable-governance-shareholder-resolutions

12 www.ceres.org/resolutions

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•	Corporations have started producing reports assessing the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations.[13] For example, BP releases climate lobbying reports,[14] along with Bayer, CSX, ExxonMobil, Ford Motor Company, GM, and Shell.[15]

4. Lack of transparency on lobbying creates risk

Some companies pay large sums to trade associations and other third-party organizations that spend millions on lobbying on behalf of corporations without specific disclosure or accountability. These groups may be spending “at least double what’s publicly reported.”16 Caterpillar fails to disclose any of its actual payments to trade associations and social welfare organizations and the amounts used for lobbying, including grassroots lobbying efforts (defined in the resolution text above). With many companies, including Caterpillar, claiming they want to contribute to solving major societal problems such as climate change, misalignment between trade association positions and company policy positions is likely to occur, which may cause reputational damage. Actual direct and indirect lobbying efforts and reputational damage may harm long-term shareholder value.

Caterpillar shareholders are subject to a trade association blind spot, as the Company fails to disclose all its trade association memberships and contributions, as well as the portions of these funds used for lobbying.

•	Caterpillar belongs to the Business Roundtable, National Association of Manufacturers and the Chamber of Commerce. Together, these trade associations spent over $108 million on lobbying in 2020,[17] and have drawn attention for a “massive lobbying blitz” against raising corporate taxes to pay for infrastructure. Stockholders have no means of knowing how much of this comes from Caterpillar's payments, nor can they see how much of the Company's trade association fees go to lobbying. Caterpillar does not disclose its contributions (if any) to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC). Caterpillar has contributed to ALEC in the past.[18]

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13 https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/

14 https://www.bp.com/en/global/corporate/news-and-insights/reimagining-energy/bp-releases-trade-associations-report.html

15 https://www.shell.com/media/news-and-media-releases/2022/shell-publishes-reports-on-sustainability-industry-associations-and-payments-to-governments.html

16 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/

17 https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/

18 https://www.sourcewatch.org/index.php/ALEC_Corporations

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Caterpillar’s lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, Caterpillar supports diversity and inclusion, yet numerous major non-profits have asked companies to leave ALEC “because of its voter restriction efforts.”19 Caterpillar supports mitigating the impact of climate change, yet the Chamber and Business Roundtable lobby to block climate action.20 Lastly, Caterpillar supports government investments to build and modernize infrastructure, but its trade associations lobbied against raising corporate taxes to pay for it. The Company does not distinguish itself from any of the oppositional positions taken by the associations, nor does it disclose any efforts to engage these organizations to evolve their positions to align with science-based climate policy.

Further, Caterpillar does not disclose any spending to support 501(c)(4) social welfare organizations, also referred to as “dark money,” including all payments used for lobbying, as requested by the proposal.

A Summary of Caterpillar’s missing disclosures

Caterpillar’s current disclosures regarding its lobbying expenditure and oversight do not address the requests in this proposal. Below are the four requests in this proposal and Caterpillar’s responses:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications. Caterpillar discloses those responsible for the management and oversight of lobbying, but disclosure of actual policy and procedures that guide the process is mostly limited to descriptions of legal compliance as well as voluntary disclosure in Europe.[21]
2.	Payments by Caterpillar used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case, including the amount of the payment and the recipient.
•	Caterpillar does voluntarily disclose a list of its trade associations to whom it pays more than $50,000 in dues,[22] but does not disclose the amount provided to each organization. The Company uses the same approach for grassroots lobbying efforts.
•	In its opposition statement to the proposal, Caterpillar notes the following about the trade associations the company funds: “These organizations may also represent other industries and interests not relevant to Caterpillar, and the organizations and their other members may take positions with which we do not always agree.” Caterpillar fails to adequately describe how it addresses such situations, thereby leaving open the question of whether the company is funding lobbying against its own interests.
•	Caterpillar reports direct lobbying expenditures to the required offices in the Senate and House of Representatives, as required by law.
3.	Caterpillar's membership in and payments to any tax-exempt organization that writes and endorses model legislation. We could not find disclosure about whether Caterpillar currently supports organizations such as the American Legislative Exchange Council (ALEC).
4.	Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above. Reporting on the decision-making process by management or the board is inadequate, although positions on select public policy issues are disclosed, as mentioned earlier.

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19 https://www.thenation.com/article/politics/alec-corporations-democracy/

20 https://www.desmog.com/2021/10/22/corporate-tech-giants-climate-action-oil-lobbyists-state-capitols/

21 https://www.caterpillar.com/en/company/governance/political-engagement.html

22 https://s7d2.scene7.com/is/content/Caterpillar/CM20201123-fc9c0-3941c?_ga=2.214588113.735191820.1611662411-1864827619.1611662411

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For all the above reasons, we believe that Caterpillar’s current lobbying disclosures are inadequate to protect stockholder interests. We urge you to vote FOR Item 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Myra K. Young

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; James McRitchie is not able to vote your proxies, nor does this communication contemplate such an event. James McRitchie urges shareholders to vote FOR proposal 5 following the instructions provided on management’s proxy.

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